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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                    SPIROS DEVELOPMENT CORPORATION II, INC.
                                      AND
                           DURA PHARMACEUTICALS, INC.
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                                (NAME OF ISSUER)

                                     UNITS
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                         (TITLE OF CLASS OF SECURITIES)

                                  848935 20 1
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                                 (CUSIP NUMBER)

                       ELAN INTERNATIONAL SERVICES, LTD.
   C/O DAVID ROBBINS, ESQ., BROCK, FENSTERSTOCK, SILVERSTEIN & MCAULIFFE LLC
             ONE CITICORP CENTER, 153 EAST 53RD STREET, 56TH FLOOR,
                      NEW YORK, N.Y. 10022 (212) 371-2000
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                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               DECEMBER 16, 1997
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            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                               Page 1 of 5 pages



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                                  SCHEDULE 13D
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CUSIP NO. 848935 20 1                                        PAGE 2 OF 5 PAGES
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 1  |   NAME OF REPORTING PERSON
    |   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    |
    |            Elan International Services, Ltd.
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 2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (A) [ ]
    |                                                                  (B) [ ]
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 3  |   SEC USE ONLY
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 4  |   SOURCE OF FUNDS*
    |            OO (See Item 3)
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 5  |   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                    [ ]
    |   REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
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 6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
    |
    |            Bermuda
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              | 7|  SOLE VOTING POWER
              |  |       937,500 shares of callable common stock, par value
              |  |       $.001 per share, of Spiros Development
              |  |       Corporation II, Inc. (the "Shares"), and a warrant to
              |  |       acquire up to 234,375 shares of common stock, par
  NUMBER OF   |  |       value $.001 per   share, of Dura Pharmaceuticals, Inc.
   SHARES     |  |       (the "Warrants") at an exercise price of $54.84
 BENEFICIALLY |  |       (the Shares and the Warrants together, the "Units").
  OWNED BY    |----------------------------------------------------------------
    EACH      | 8|  SHARED VOTING POWER
  REPORTING   |  |       - 0 -
   PERSON     |----------------------------------------------------------------
    WITH      | 9|  SOLE DISPOSITIVE POWER
              |  |       937,500 Shares and 234,375 Warrants (see Item 7 above)
              |----------------------------------------------------------------
              |10|  SHARED DISPOSITIVE POWER
              |  |       - 0 -
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11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |
    |            937,500 Units (see Item 7 above).
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12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                           [ ]
    |            (11) EXCLUDES CERTAIN SHARES*
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13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |            14.8% based upon the purchase of 937,500 of 6,325,000
    |            units sold in the public offering.
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14  |   TYPE OF REPORTING PERSON*
    |            CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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ITEM 1.  SECURITY AND ISSUERS.

         Units, each unit consisting of (i) one share of callable common stock, par value $.001 per share, of Spiros Development Corporation II, a Delaware corporation (the "Shares") and (ii) one warrant to purchase one-fourth of one share of common stock, par value $.001 per share, of Dura Pharmaceuticals, Inc., a Delaware corporation (the "Warrants"). The Shares and the Warrants trade jointly, and cannot be traded separately, until the earlier of December 31, 1999 or the date upon which Dura exercises its option to purchase all of the then-outstanding Shares.

         Spiros Development Corporation II, Inc.
         and
         Dura Pharmaceuticals, Inc.
         7475 Lusk Boulevard
         San Diego, California 92121

ITEM 2.  IDENTITY AND BACKGROUND.

         This Form 13-D is filed by Elan International Services, Ltd., a Bermuda corporation ("EIS"), 102 St. James's Court, Flatts Smiths, FL 04, Bermuda. EIS is a wholly-owned subsidiary of Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, an Irish public limited company ("Elan"). During the last five years, none of the persons named above in this
Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On December 16, 1997 (the "Purchase Date"), in connection with a public Offering undertaken by Spiros Development II Corporation II, Inc. ("Spiros"), EIS purchased 937,500 Units for aggregate consideration of $15,000,000, which was provided by EIS's general corporate funds.

ITEM 4.  PURPOSE OF TRANSACTION.

         EIS made its purchase for investment purposes. Neither EIS nor Elan has a plan or proposal which relates to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number of or term of Directors or to fill any existing vacancies on the Board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer=s business or corporate structure;




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         (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing the Common Stock to cease to be authorized to be quoted in the inter-dealer quotation system of the National Association of Securities Dealers, Inc.;

         (i) To have the Common Stock terminated from registration under the Securities Act of 1933; or

         (j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

         (a) through (d): See Item 3 above. EIS has sole power to vote and sole authority to dispose or direct the dispositions of the entire amount of Common Stock reported by this Schedule 13-D.

         (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not Applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not Applicable.


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                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.



Date: March 12, 1998



                                            Elan International Services, Ltd.




                                            By: /s/ Kevin Insley
                                               ------------------------------
                                                Kevin Insley
                                                Director